UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
GEMPLUS INTERNATIONAL S.A.
(Name of Subject Company)
GEMPLUS INTERNATIONAL S.A.
(Names of Person(s) Filing Statement)
Ordinary Shares, without par value,
and American Depositary Shares, each representing 2 Ordinary Shares
(Title of Class of Securities)
012374569 (American Depositary Shares)
(CUSIP Number of Class of Securities)
Alex J. Mandl
President and Chief Executive Officer
46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 9. Exhibits

Exhibit
Number	Description

1	Communication made available to employees of Gemplus International S.A. on April 11, 2006.

Dear Colleagues,
I am pleased to give you a further update on the progress of the Gemalto integration planning project.
In line with our key priorities for Go-Day, we have now set-up 11 Workstreams with currently 36 projects and appointed Workstream sponsors as well as project leaders on both Axalto and Gemplus sides.
A first kick-off meeting was held in Meudon on April 6th with Alex Mandl, Olivier Piou, GIPO, all Workstream sponsors and all project leaders present to meet for the first time all together. The key purpose of this meeting, which gathered 44 people from both companies in one room, was to review the objectives and deliverables for each project before GO-DAY. After the meeting, in the afternoon and in many cases also the next day, all project leaders had fruitful working sessions with their Axalto counterparts.
These Workstreams include :
1 — Gemalto Vision : Alex Mandl (sponsor), Jean-François Schreiber
2 — Financial : Kris van den Eynde, Mark Gyorog, Sébastien Rouzaire
3 — Legal : Jean-François Schreiber, Stephen Juge
4 — Customer Management : Michel Canitrot (sponsor), Muriele Rouyer, Eric Dominici, Rémi Médevielle, Jean-François Ouillet, Sébastien Binet.
5 — Purchasing : Frans Spaargaren (sponsor), Rémi de Fouchier
6 — Communications : Rémi Calvet, Iris Rona
7 — Human Resources : Xavier Molinié, Alexandre Gentot, Christie Deydier
8 — Manufacturing : Emmanuel Unguran (sponsor), Micail Lalmas, Caroline Argentin, Jean-Christophe Fidalgo
9 — Information Systems : Frans Spaargaren (sponsor), John Alvares
10 — Order to Delivery : Frans Spaargaren (sponsor), Stéphanie Guglielmacci, Alain Fenouil
11 — Synergies and Value Delivery : Frans Spaargaren (sponsor), Christian Moraldo
New working sessions will be held this week in Gémenos by the various groups from April 11th to 14th and each workstream will now continue at full speed to be ready for a possible early approval.

In achieving these ambitious goals in such a short time frame, the project leaders will definitely need a large number of other contributors to participate and give their inputs, in the regions and business lines as well as from the Corporate functions, and we count on your full support.
Of course, in the coming weeks, we will also work on defining all other Workstreams and projects that need to be started to finally create one new successful company.
We will continue to keep you informed of the progress of these workstreams in preparing Go-Day and making our new company, Gemalto, happen.
Best regards,
Frans Spaargaren
EVP and CFO, Head of the Gemalto Integration Planning Project
Investors and security holders who are U.S. persons or who are located in the United States should read any solicitation/recommendation statement of Gemplus on Schedule 14D-9 when and if filed by Gemplus with the Securities and Exchange Commission (“SEC”) because it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by Gemplus with the SEC are available without charge from the SEC’s website at www.sec.gov. This document, if issued, will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800 732 0330.